TSX/NYSE/PSE: MFC SEHK: 945

For Immediate Release
February 19, 2015

Manulife files 2014 Audited Annual Financial Statements and Related MD&A

Toronto - Manulife Financial Corporation has filed its 2014 audited annual financial statements for the year ended December 31, 2014 and related MD&A with securities regulators, including with the Canadian Securities Administrators and with the U.S. Securities and Exchange Commission on Form 40-F. This information is available on the Company's website at manulife.com. Shareholders may also request a hard copy of this information free of charge through the Company's website.

About Manulife

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. We operate as John Hancock in the U.S. and as Manulife in other parts of the world. We provide strong, reliable, trustworthy and forward-thinking solutions for our customers’ significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Assets under management by Manulife and its subsidiaries were approximately C$691 billion (US$596 billion) as at December 31, 2014.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com

Media Contact:                                                                         Investor Relations:

Sean B. Pasternak                                                                     Steven Moore
Manulife                                                                                     Manulife
416-852-2745                                                                              416-926-6495
sean_pasternak@manulife.com                                                                             steven_moore@manulife.com

Robert Veloso
Manulife
416-852-8982
robert_veloso@manulife.com